Exhibit A-9
(Unaudited)

Nicor Energy Ventures Company
Consolidating Statement of Retained Earnings
For The Year Ended December 31, 2002
(Millions)

	Nicor Energy Ventures Company	Nicor Enerchange L.L.C.	Nicor Energy Services Company	Other Subsidiaries	Adjustments and Eliminations	Consolidated
Balance at beginning of year	$ 6.6	$ 8.5	$ (2.1)	$ (5.0)	$ (1.4)	$ 6.6
Net income (loss)	(1.2)	1.7	4.5	(7.6)	1.4	(1.2)
Dividend Declared	—	—	—	—	—	—
Balance at end of year	$ 5.4	$ 10.2	$ 2.4	$ (12.6)	$ —	$ 5.4

Note: Subsidiaries combined under "Other Subsidiaries" in Exhibits A-4 through A-9 aggregate less than 2% of Nicor Inc. consolidated assets or consolidated revenue.